Exhibit 99.2

CONSENT OF AUTHOR

TO:                         Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:              Toronto Stock Exchange
NYSE Amex, LLC

RE:                         Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report (the “Technical Report”) entitled “Amended NI 43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming” (April 2, 2008, as amended February 25, 2011) which the undersigned has prepared for Ur-Energy. The undersigned herby consents to the public filing of the Technical Report with the regulatory authorities referred to above.

Dated this 25th day of February, 2011.

/s/ Douglas K. Maxwell
__________________
Douglas K. Maxwell, P.E.
Lyntek Incorporated